UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Schedule TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Veritas Software Corporation
Symantec Corporation
(Name of Subject Company (Issuer) and Filing Person (Other Person))
0.25% Convertible Subordinated Notes Due August 1, 2013
(Title of Class of Securities)
923436 AC 3 and 923436 AD 1
(CUSIP Numbers of Class of Securities)
Arthur F. Courville, Esq.
Executive Vice President, General Counsel and Secretary
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014
(408) 517-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Daniel J. Winnike, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$520,000,000	$55,640

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 0.25% Convertible Subordinated Notes due 2013, as described herein, is 100% of the principal amount of the Notes. As of June 29, 2006, there was approximately $520,000,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $520,000,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(A)(1)(A)
EXHIBIT 99.(A)(1)(B)
EXHIBIT 99.(A)(1)(C)
EXHIBIT 99.(A)(1)(D)
EXHIBIT 99.(A)(1)(E)

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Symantec Corporation, a company organized under the laws of Delaware (“Symantec”), and Veritas Software Corporation, a company organized under the laws of Delaware and a wholly owned subsidiary of Symantec (the “Company”), and relates to the offer to purchase the 0.25% Convertible Subordinated Notes due 2013 issued by the Company on August 1, 2003 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated June 30, 2005 (the “Company Notice”), and the related offer materials filed as exhibits to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of August 1, 2003, by and between the Company, and U.S. Bank National Association, as Trustee (“Trustee”), as amended by the First Supplemental Indenture, dated as of October 25, 2004, by and between the Company and the Trustee, and as amended by the Second Supplemental Indenture, dated as of July 2, 2005, by and among the Company, Symantec and the Trustee (as so supplemented, the “Indenture”).
     The Option will expire at 5:00 p.m., New York City time, on July 31, 2006. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
     The Company is the issuer of the Securities and is offering to purchase all of the Securities pursuant to the terms of the Indenture. The payment and performance of all obligations of the Company under the Indenture and the Securities are fully and unconditionally guaranteed by Symantec, the Company’s parent company. The Securities are convertible into common stock, par value $0.01 per share, of Symantec (the “Common Stock”). Symantec and the Company maintain their principal executive offices at 20330 Stevens Creek Blvd., Cupertino, California 95014. The telephone number at such offices is (408) 517-8000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.
Item 10. Financial Statements.
     (a) Symantec and the Company believe that their financial condition is not material to a securityholder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and Symantec is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of Symantec and its subsidiaries (including the Company) are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.
Item 11. Additional Information.

(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

(a)	(1)	(A) Company Notice to Holders of Veritas Software Corporation 0.25% Convertible Subordinated Notes due 2013,
		dated June 30, 2006 (filed herewith).

(a)	(1)	(B) Form of Repurchase Notice (filed herewith).

(a)	(1)	(C) Form of Notice of Withdrawal (filed herewith).

(a)	(1)	(D) Substitute Form W-9 (filed herewith).

(a)	(1)	(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith).

(b)			Not applicable.

(c)			Not applicable.

(d)	(1)		Indenture, dated as of August 1, 2003, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.04 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(2)		First Supplemental Indenture, dated as of October 25, 2004, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.05 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(3)		Second Supplemental Indenture, dated as of July 2, 2005, by and among Veritas Software Corporation, Symantec Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.03 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(4)		Registration Rights Agreement, dated as of August 1, 2003, by and among Veritas Software Corporation as Issuer and Goldman Sachs & Co., ABN AMRO Rothschild LLC and McDonald Investments Inc. as Initial Purchasers (incorporated by reference to Exhibit 10.06 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(g)			Not applicable.

(h)			Not applicable.
Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2006

SYMANTEC CORPORATION
By:	/s/Arthur F. Courville
Arthur F. Courville
Executive Vice President, General Counsel and Secretary

VERITAS SOFTWARE CORPORATION
By:	/s/Arthur F. Courville
Arthur F. Courville
Senior Vice President, Corporate Legal Affairs and Secretary

INDEX TO EXHIBITS

Exhibit No.			Description

(a)	(1)	(A)	Company Notice to Holders of Veritas Software Corporation 0.25% Convertible Subordinated Notes due 2013, dated June 30, 2006 (filed herewith).

(a)	(1)	(B)	Form of Repurchase Notice (filed herewith).

(a)	(1)	(C)	Form of Notice of Withdrawal (filed herewith).

(a)	(1)	(D)	Substitute Form W-9 (filed herewith).

(a)	(1)	(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith).

(b)			Not applicable.

(c)			Not applicable.

(d)	(1)		Indenture, dated as of August 1, 2003, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.04 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(2)		First Supplemental Indenture, dated as of October 25, 2004, by and between Veritas Software Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.05 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(3)		Second Supplemental Indenture, dated as of July 2, 2005, by and among Veritas Software Corporation, Symantec Corporation and U.S Bank National Association (incorporated by reference to Exhibit 10.03 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(d)	(4)		Registration Rights Agreement, dated as of August 1, 2003, by and among Veritas Software Corporation as Issuer and Goldman Sachs & Co., ABN AMRO Rothschild LLC and McDonald Investments Inc. as Initial Purchasers (incorporated by reference to Exhibit 10.06 to Symantec’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 8, 2005).

(e)			Not applicable.

(f)			Not applicable.

(g)			Not applicable.

(h)			Not applicable.